

07005100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2007
MAIL PROCESSING SECTION
WASH. D.C. 210

SEC FILE NUMBER
8-44995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucien, Stirling & Gray Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4005 Guadalupe Street
(No. and Street)

Austin (City) TX. (State) 78751 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wlater L. Wilson, III Exec. V.P., Operations 512/458-3303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerry Joe Brockman & Associates Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

7756 Northcross Dr. Ste 201 (Address) Austin (City) TX (State) 78757 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter L. Wilson, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lucien, Stirling & Gray Financial Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Exec. V.P., Operations
Title

Notary Public



LONDA BOWLIN
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
JANUARY 10, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (0) Independent Auditor's Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kerry Joe Brockman
Certified Public Accountant
7756 Northcross Dr., Suite 201
Austin, TX 78757-1725

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION

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AUDITED FINANCIAL STATEMENTS

December 31, 2006 and December 31, 2005

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Kerry Joe Brockman
Certified Public Accountant
7756 Northcross Dr., Suite 201
Austin, TX 78757-1725

Phone: 512-454-3531 FAX: 512-454-1470
email: kerry@shield.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Lucien, Stirling & Gray Financial Corporation

We have audited the accompanying statements of financial condition of Lucien, Stirling & Gray Financial Corporation (the Company) as of December 31, 2006 and 2005, and the related statements of income and changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lucien, Stirling & Gray Financial Corporation at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 27, 2007



Kerry Joe Brockman
Certified Public Accountant
Austin, Texas

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION

Statements of Financial Condition

December 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash in Bank	$ 29,307	$ 46,487
Commissions Receivable	8,185	5,465
Income Tax Refund Receivable	0	1,936
Prepaid Expenses	5,419	5,000
TOTAL CURRENT ASSETS	42,911	58,888
PROPERTY & EQUIPMENT		
Furniture, Fixtures & Equipment	49,652	53,864
Less Accumulated Depreciation	(49,487)	(53,699)
TOTAL PROPERTY & EQUIPMENT (NET)	165	165
OTHER ASSETS		
Investments - Held to Maturity	51,900	27,900
CRD Balance	1,468	1,358
NASD Advertising Account	150	150
TOTAL OTHER ASSETS	53,518	29,408
TOTAL ASSETS	**$ 96,594**	**$ 88,461**
LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Commissions Payable	$ 8,105	$ 5,258
Income and Franchise Taxes Payable	384	2,359
TOTAL LIABILITIES	8,489	7,617
STOCKHOLDERS' EQUITY		
Capital Stock	15,000	15,000
Retained Earnings	73,105	65,844
TOTAL STOCKHOLDERS' EQUITY	88,105	80,844
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 96,594**	**$ 88,461**

See independent auditor's report and notes to the financial statements.

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Notes to Financial Statements
(See Auditor's Report)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Lucien, Stirling & Gray Financial Corporation (the Company), a Texas corporation, was incorporated on May 27, 1992, and engages in the purchase and sale of mutual funds, annuities, and life and health insurance products for its customers in public and private, wholesale and retail transactions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As a percentage of sales revenue, mutual funds predominate in importance among the products offered. The principal market area for the Company consists of the Central Texas region. The Company does not maintain customer accounts and does not handle securities. Customers' securities and insurance transactions are recorded on a trade date basis with related commission income and expenses.

The Company accounts for income taxes under the provisions of SFAS 109. SFAS 109 uses an asset and liability approach in accounting for income taxes. Deferred income taxes are recognized based on tax effects attributable to temporary differences of assets and liabilities and loss carryforwards which are deductible or taxable in future years.

Depreciation is generally provided on a straight-line basis using estimated useful lives of three to five years. Intangible assets are amortized over the lesser of the economic useful life of the asset or five years.

The Company first acquired investments for long term holdings during the year ended December 31, 2000. These investments are restricted securities. All investments are shown at cost.

For purposes of the statements of cash flows, the Company considers its demand deposit account at a commercial bank to be cash. The Company has no other financial instruments which could be classified as cash or as cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2006 and 2005, consisted of Class A Common Stock, no par value, 90,000 shares authorized, with 15,000 shares issued and outstanding.

The Company has also authorized 10,000 shares of Class B Common Stock, non-voting, no par value, but no shares were issued and outstanding at December 31, 2006 or 2005.

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Notes to Financial Statements
(See Auditor's Report)

NOTE 5 - RELATED PARTY TRANSACTIONS

During the years ended December 31, 2006 and 2005, the Company had close relations with Lucien, Stirling & Gray Advisory Group, Inc. formerly known as Strategic Senior Resources, Inc. (SSR). For the year ended December 31, 2006, the Company paid to Lucien, Stirling & Gray Advisory Group, Inc. $74,000, and for the year ended December 31, 2005, the Company paid to Lucien, Stirling & Gray Advisory Group, Inc. $51,000, which represented a significant portion of the Company's general and administration expenses, and included the salaries of the officers and owners of the Company. The Company and Lucien, Stirling & Gray Advisory Group, Inc. are related by virtue of 100% common ownership of each corporation by the same shareholders, each of whom have an equal ownership and voting interest in each of the two companies.

NOTE 6 - LEASES

In May 1998, the Company entered into a new five-year contract to continue leasing office space in the same building it had occupied for approximately six years, and also to lease additional space in the same building. The lease is classified as an operating lease. The lease was taken over by Lucien, Stirling & Gray Advisory Group, Inc. upon its renewal in 2003 as a continuation of the procedures described in Note 5 above.

NOTE 7 - PROPERTY & EQUIPMENT

The balances of major classes of depreciable assets at the balance sheet dates are:

	12/31/06	12/31/05
Furniture	$23,152	$23,201
Computers	16,798	18,817
Office Equipment	9,402	10,931
Signage	0	615
	------------	------------
	$49,352	$53,564

NOTE 8 - ARBITRATION PROCEEDINGS

The Company was entered into arbitration proceedings at the hands of a former client of the Company. The proceedings were in the NASD Dispute Resolution, and a hearing was concluded on March 31, 2005. The claims against the Company were dismissed, and the Company incurred fees charged by the NASD Dispute Resolution in the amount of $14,200.

In 2006, the Company filed suit against a stockholder who is a former officer of the Company asserting claims including breach of contract, conversion, and withdrawal of consideration. The former officer has filed a counterclaim including minority oppression, which the Company has counterclaimed. The Company's position is that the risk of loss is slight, and that it will prevail in this action.

There are no other known proceedings pending against the Company nor by the Company.

END